June 20, 2005



Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

                  Re:      GP Strategies Corporation
                           Forms 10-K and 10-K/A for the fiscal year ended December 31, 2004 Filed March 17, 2005, April 5, 2005, April 29, 2005, and May 16, 2005, respectively Form 10-Q for the quarter ended March 31, 2005 Filed May 13, 2005
                           File No. 1-7234

Dear Mr. Spirgel:

As requested in the letter (the "Comment Letter") dated May 31, 2005, from you to Scott N. Greenberg, Chief Executive Officer and Chief Financial Officer of the Company, setting forth the comments of the Staff of the Securities and Exchange Commission (the "Commission") on Forms 10-K and 10-K/A for the fiscal year ended December 31, 2004 filed March 17, 2005, April 5, 2005, April 29, 2005, and May 16, 2005, respectively, and Form 10-Q for the quarter ended March 31, 2005, filed May 13, 2005, the numbers below correspond to the numbers set forth in the Comment Letter.

1. In our disclosure we are referring to fixed-fee contracts that typically involve development of training content and materials, design of training processes, software implementation or engineering projects for commercial customers. These contracts have all the elements required to recognize revenue (i.e., evidence of an arrangement, services that have been rendered, pricing that is fixed and determinable that is reasonably assured of collection). These discrete projects generally do not contain milestones or other reliable measures of performance during performance of the contract services. However, we believe that proportional performance method of revenue recognition is appropriate for these contracts as they are covered, or are similar in many respects to services covered, by Paragraph 13 of Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Value is provided to the customers throughout the course of the projects by regular communications of progress toward completion and other project findings. The customers recognize this value in that the contracts typically contain contract termination provisions that provide us with a portion of the fee based on efforts expended, if the customer terminates the contract prior to completion of the services.

         Since reliable outputs are not measurable during the performance of the contract, we use inputs to measure performance. The straight-line method does not lend itself to recognition for these services, since the projects either do not have defined periods of performance or the projects involve a surge of performance in one period followed by periods of limited activity. In SEC Staff Accounting Bulletin No. 104, the staff indicated "...service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern ..." Since these projects are labor intensive, direct labor cost is generally the input measure used.




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2.       Through March 31, 2005, our Chief Operating Decision Maker ("CODM") was
         our Chief Executive Officer, Jerome Feldman. Prior to the spin-off of National Patent Development Corporation ("NPDC"), the CODM and the
         Board of Directors reviewed the consolidated financial statements of the Company together with certain discrete financial information of our wholly owned and majority owned subsidiaries. Following the spin-off, the CODM and the Board of Directors review discrete financial information for our two reportable segments, General Physics (GP) and GSE Systems (GSE), in order to assess the performance of the Company and make decisions regarding the allocation of resources.

         The Company's corporate structure, for which separate discrete financial information is available and reviewed by the CODM (for purposes of deciding how to allocate resources), follows its legal structure: GP and GSE, and is further segregated into US, UK and other foreign entities. The US represents over 90% of GP's revenues, operating profits and total assets. The UK operations represent approximately 7% of GP's consolidated revenues, 4% of operating profits and 4% of total assets; which are below the 10% quantitative threshold noted in paragraph 18 of SFAS No. 131. GSE does not have any significant foreign subsidiaries. GP and GSE also maintain business units that are aligned with its services and customer base, each of which has a designated business unit leader.

         In addition, discrete financial information is prepared and analyzed by legal entity and by markets served and used by additional management personnel to evaluate performance. Such information is available to, but historically has not been used by the CODM or Board of Directors to assess the performance of the Company or to make decisions regarding the allocation of resources. The CEO's of both GP and GSE, who report directly to Jerome Feldman, use this information to assess the performance of their direct reports.

         The business activities described in the 10-K and 10-Q, i.e. government training, business process outsource, and e-Learning businesses, with respect to GP, and power simulation, process simulation, and emergency management simulation, with respect to GSE, represent services the Company provides as part of its strategic initiatives. These services are provided to governmental and commercial clients and are reported within the legal structure discussed above. However, we have concluded they do not represent separate reportable segments under the requirements of paragraph 10 of SFAS No. 131, since the CODM has not used this information to assess the performance of the Company and make decisions regarding the allocation of resources.

3. Our operating segments are determined considering the guidance in paragraph 10 of SFAS No. 131 and indicated in our response to comment number 2 above. Our CODM reviews the discrete financial information of GP and GSE on a monthly and quarterly basis. The financial measures that are reviewed by the CODM are revenues, earnings before income taxes (EBT), earnings before income taxes and interest (EBIT) and earnings before income taxes, interest and depreciation (EBITD).

         Since we have concluded that we have only two operating segments as defined by SFAS No. 131, both of which we deemed reportable segments, we have not completed a full analysis with respect to the aggregation criteria in paragraph 17 of the standard. Upon a change in our organizational structure, or in the discrete financial information used by our CODM, we will reevaluate our reportable segments.

4. The Company will include additional disclosure related to its management services agreement in its future filings with the SEC, beginning with the Form 10-Q for the quarter ended June 30, 2005. The disclosure will include a description of the personnel and the nature of the services provided by such personnel to NPDC pursuant to such agreement, for which the Company is reimbursed by NPDC. The Company



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         will also disclose specifics relating to the office lease sharing arrangement between the two companies.

5. In the fourth quarter ended December 31, 2004, the Company completed the spin-off of certain of its non-core assets into a separate corporation, NPDC. The separation of these businesses was accomplished through a pro-rata distribution (the "Distribution") of 100% of the outstanding common stock of NPDC to the Company's stockholders on the record date of the Distribution.

         Also in the fourth quarter ended December 31, 2004, the Company received a final award judgment related to the arbitration between General Physics Corporation (GP, a wholly owned subsidiary of GPS) and Electronic Data Systems Corporation (EDS) of approximately $18.4 million, including interest. Such amount was irrevocably deposited into escrow at year end and accordingly, we recognized a gain of $13.8 million, net of legal costs.

         In accordance with a Contribution Agreement between the Company and NPDC, upon a successful arbitration or any other legal settlement associated with the claims relating to the Learning Technologies acquisition, NPDC was entitled to receive the first $5 million of any proceeds (net of litigation expenses and taxes incurred, if any), and 50% of any proceeds (net of litigation expenses and taxes incurred, if any) in excess of $15 million received. The participation in the settlement was deemed to be a part of the assets spun-off by the Company. Accordingly, the Company accounted for the $5.0 million as a distribution to NPDC in the quarter ended December 31, 2004, as the liability met the definition of probable and estimable. The $5 million is included in the $25 million distribution of net assets to NPDC reported in the statement of stockholders' equity for the year ended December 31, 2004, under guidance considered in Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions. The cash payment from the Company to NPDC was made during the first quarter ended March 31, 2005.


In response to the Comment Letter dated May 31, 2005 and with respect to all other SEC filings, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                    Very truly yours,



                                                    Scott N. Greenberg
                                                    Chief Executive Officer and
                                                    Chief Financial Officer

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